EXHIBIT 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

InPhonic, Inc. and subsidiaries:

We consent to the use of our reports dated March 8, 2005, with respect to the consolidated balance sheets of InPhonic, Inc. and subsidiaries (the “Company”) as of December 31, 2003 and 2004, and the related consolidated statements of operations, stockholders’ deficit, and cash flows for each of the years in the three-year period ended December 31, 2004, and the related financial statement schedule incorporated by reference herein.

Our reports refer to the adoption of the provisions of Emerging Issues Task Force Issue No. 00-21, “Accounting for Revenue Arrangements with Multiple Deliverables”, effective July 1, 2003 and the provisions of Statement of Financial Accounting Standards (“SFAS”) No. 142, “Goodwill and Other Intangible Assets,” effective January 1, 2002.

McLean, Virginia

March 24, 2005